BTIG, LLC

65 East 55th Street
New York, New York 10022

February 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3233

Attention: Tim Levenberg

Re:	Rosecliff Acquisition Corp I
Registration Statement on Form S-1
Filed January 27, 2021, as amended
File No. 333-252478

Dear Levenberg:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other underwriters, hereby joins in the request of Rosecliff Acquisition Corp I that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on February 11, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 150 copies of the Preliminary Prospectus dated January 27, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,
BTIG, LLC

By:	/s/ Joseph Passaro
Name: Joseph Passaro Title: Managing Director

As Representative of the Underwriters

[Signature Page to Acceleration Request]